--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

PVF CAPITAL CORP

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

693654105

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(CUSIP Number)

RICHARD BARONE

C/O ANCORA CAPITAL INC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

SEPTEMBER 5, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 693654105

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 693654105

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

10,103

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

10,103

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10

SHARED DISPOSITIVE POWER

 469,111

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

479,214

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.20%

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14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

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CUSIP NO. 693654105

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

90,381

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

90,381

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,381

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.17%

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14

TYPE OF REPORTING PERSON*

IA

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

SCHEDULE 13D

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CUSIP NO. 693654105

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

3,000

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

3,000

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04%

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14

TYPE OF REPORTING PERSON*

IN

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The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on February 21, 2007 and May 24, 2007. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 1.

Security and Issuer

      This statement relates to the shares of Common Stock of PVF Capital Corp. The address of the issuer is 30000 Aurora Road, Solon, OH 44139

Item 2.

Identity and Background

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as Mr. Barone and the “Ancora Entities”

Participants in the Ancora Entities include Ancora Capital, an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, the main subsidiary of Ancora Capital incorporated in the state of Nevada; Ancora Advisors LLC, a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of the aforementioned entities. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities Inc is registered as a broker/dealer with Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA)formerly known as the NASD. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora Homeland Security Fund and Ancora Bancshares, are registered with the SEC as investment companies under the Investment Company Act, as amended. Mr. Richard Barone is the controlling shareholder of Ancora Capital, controls 31% of Ancora Advisors, owns approximately 15% of Merlin Partners, and is Chairman of and has an ownership interest in the various Ancora Funds.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients, for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy. Mr. Barone serves on the Board of Directors in various capacities for the both public and private corporations and foundations.  During the past 20 years Mr. Barone has had notable success in the financial industry including substantial ownership of financial institutions and hands-on management of financial entities.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of Ancora, including Mr. Barone, have used available and uncommitted cash to purchase shares of the Issuer.

   All shares acquired by individuals been purchased with personal funds.

Item 4.

Purpose of Transaction

In recent months, Mr. Barone and the Ancora Entities have purchased and sold  shares and reserve the right to acquire or dispose of shares of the Company as they consider advisable, and may determine to acquire and or dispose of significant amount of additional shares in the future.

Item 5.

Interest in Securities of the Issuer

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of September 5, 2007 and the percentage of the Shares outstanding represented by such ownership (based on 7,727,928 shares outstanding as of May 4, 2007):

Name:

No. of Shares

Percent of Class

Ancora Advisors(1)

90,381

1.17%

Ancora Securities(2)

479,214

6.20%

Richard Barone (3)

3,000

0.04%

Total

572,595

7.41%

(1) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own 944,500 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(2) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(3) These shares are owned by Richard Barone.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Exhibit B: Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, Richard Barone and dated September 5, 2007.

 Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

September 5, 2007

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

EXHIBIT A

PVF CAPITAL CORP (PVFC)

SECURITY CROSS REFERENCE

Sales

Date	Buy/Sell	Quantity	Price
7/19/2006	Sell	-2,000	10.20000
7/20/2006	Sell	-3,000	10.20033
7/16/2007	Sell	-701	13.18000
7/16/2007	Sell	-99	13.21000
7/25/2007	Sell	-5,600	15.41615
7/26/2007	Sell	-1,600	15.41615
7/26/2007	Sell	-7,500	15.00000
7/26/2007	Sell	-200	15.10000
7/26/2007	Sell	-100	15.04000
7/26/2007	Sell	-200	15.05000
7/26/2007	Sell	-3,000	15.12967
7/27/2007	Sell	-3,000	15.16040
7/30/2007	Sell	-2,000	15.11050
7/31/2007	Sell	-500	15.17000
8/1/2007	Sell	-6,000	15.15325
8/2/2007	Sell	-9,300	15.00000
8/2/2007	Sell	-500	15.03000
8/2/2007	Sell	-100	15.09000
8/2/2007	Sell	-2,000	15.15325
8/2/2007	Sell	-900	15.10000
8/3/2007	Sell	-700	15.20143
8/3/2007	Sell	-1,100	15.00000
8/3/2007	Sell	-400	15.03000
8/6/2007	Sell	-1,400	14.50000
8/6/2007	Sell	-500	14.56000
8/6/2007	Sell	-100	14.60000
8/8/2007	Sell	-205	14.78010
8/8/2007	Sell	-1,295	14.80000
8/8/2007	Sell	-2,285	14.89000
8/8/2007	Sell	-2,715	14.90000
8/21/2007	Sell	-700	15.00571
8/21/2007	Sell	-2,300	15.14391
8/23/2007	Sell	-7,000	15.32445
8/24/2007	Sell	-22,110	15.55774
8/27/2007	Sell	-3,000	15.55774
8/30/2007	Sell	-5,000	15.48280
8/31/2007	Sell	-5,000	15.55002
9/4/2007	Sell	-2,000	15.69642
	Total	-106,110

Purchases

Date	Buy/Sell	Quantity	Price
8/16/2007	Buy	3,000	13.53667
	Total	3,000

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated September 5, 2007 (including amendments thereto) with respect to the Common Stock of PVF Capital Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

September 5, 2007

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE